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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          CODORUS VALLEY BANCORP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                  192-025-10-4
                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 192-025-10-4
                                       13G

1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT
        SERVICES DIVISION

2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)________
                                                          (b)________
        NOT APPLICABLE

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
               5.    SOLE VOTING POWER             149,534
               6.    SHARED VOTING POWER           112,701
               7.    SOLE DISPOSITIVE POWER        116,315
               8.    SHARED DISPOSITIVE POWER      145,920

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                      262,235

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   (9)   EXCLUDES
        CERTAIN SHARES*

        NOT APPLICABLE

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.0%

12.     TYPE OF REPORTING PERSON*

        BK*

*BANK TRUST DEPARTMENT

Reporting Person

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                                  SCHEDULE 13G

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
Filed by:             PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division

With:                 Securities and Exchange Commission
                      Washington, D.C. 20549

Calendar Year:        2001
Covered

Item 1 (a)            Name of Issuer:
                      Codorus Valley Bancorp, Inc.

Item 1 (b)            Address of Issuer's Principal Executive Offices:
                      105 Leader Heights Road
                      P. O. Box 2887
                      York, PA 17405-2887

Item 2 (a)            Name of Person Filing:
                      David J. Cover, Senior Vice President
                      Trust and Investment Services Division
                      PeoplesBank, A Codorus Valley Company,

Item 2 (b)            Address of Principal Business Office or, if none, Residence:
                      105 Leader Heights Road
                      P. O. Box 2887
                      York, PA 17405-2887

Item 2 (c)            Citizenship:
                      Commonwealth of Pennsylvania

Item 2 (d)            Title of Class of Securities:
                      Common Stock, par value $2.50 per share

Item 2 (e)            Cusip Number:
                      192-025-10-4

Item 3 If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) (c), check whether the person filing is a:

        (a)   ____    Broker or dealer registered under Section 15 of the Act.
        (b)    XX     Bank as defined in Section 3 (a) (6) of the Act.
        (c)   ____    Insurance Company as defined in Section 3 (a) (19) of the Act.
        (d)   ____    Investment Company registered under Section 8 of the Investment Company Act of 1940.


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
        (e)   ____    Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

        (f)   ____    Employee benefit plan, or endowment fund in accordance with Section
                      240.13d-1 (b)(1)(ii)(F).

        (g)   ____    Parent holding company or central person in accordance with Section
                      240.13d-1(b)(1)(ii)(G).

        (h)   ____    Savings associations as defined in Section 3(b) of the Federal Deposit
                      Insurance Act.

        (i)   ____    Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Item 4         Ownership (as of December 31, 2001):

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
        (a)    Amount Beneficially owned:
               262,235 shares of Common Stock, par value $2.50 per share.

        (b)    Percent of Class:    10.2%

        (c)    Number of Shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 149,534
               (ii)  Shared power to vote or to direct the vote: 112,701
               (iii) Sole power to dispose or to direct the disposition of: 116,315
               (iv)  Shared power to dispose or to direct the disposition of: 145,920


Item 5         Ownership of 5% or less of a Class:
                      Not Applicable

Item 6         Ownership of More than 5% on Behalf of Another Person:
               116,315 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by
               PeoplesBank, A Codorus Valley Company, Trust and Investment
               Services Division in its fiduciary capacity; the Trust and Investment Services Division has sole voting and dispositive power over these shares. 44,217 shares of the issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company held by PeoplesBank, A Codorus Valley Company, Trust and
               Investment Services Division in one trust account which provides for the Bank to exercise shared dispositive power; the individual trustee has sole voting power over these shares. 77,991 shares of the Issuer that are "beneficially owned" by PeoplesBank, A
               Codorus Valley Company and are held by PeoplesBank, A Codorus
               Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power; the Trust and Investment Services Division has no dispositive power over these shares. 23,712 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley
               Company and are held by PeoplesBank, A Codorus Valley Company,
               Trust and Investment Services Division in one trust account which provides for the Bank to exercise shared voting power and shared dispositive power over these shares.

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
Item 7         Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
                     Not Applicable

Item 8         Identification and Classification of Members of the Group:
                     Not Applicable

Item 9         Notice of Dissolution of Group:
                     Not Applicable

Item 10              Certification:
                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     2/1/2001              /s/ DAVID J. COVER
                                ---------------------------------------------
                                David J. Cover
                                Senior Vice President
                                PeoplesBank, A Codorus Valley Company
                                Trust and Investment Services Division


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